1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports First Quarter EPS of NT$1.30
Hsin-Chu, Taiwan, R.O.C., April 27, 2010 — TSMC today announced consolidated revenue of NT$92.19 billion, net income of NT$33.66 billion, and diluted earnings per share of NT$1.30 (US$0.20 per ADS unit) for the first quarter ended March 31, 2010.
Year-over-year, first quarter revenue increased 133.4% while net income increased 2059.5% and diluted EPS increased 2059.8%. Compared to fourth quarter of 2009, first quarter 2010 results represent a 0.1% increase in revenue, and a 3.1% increase in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 47.9%, operating margin was 37%, and net margin was 36.5%.
As the demand for TSMC’s wafers remained strong, first quarter saw an increase in wafer shipments from the previous quarter, contrary to its normal seasonal pattern. Wafer sales from consumer and communication related applications grew while wafer sales from computer related applications declined slightly.
Advanced process technologies (0.13-micron and below) accounted for 71% of wafer revenues. 90-nanometer process technology accounted for 17% of wafer revenues, 65-nanometer 27%, and 40-nanometer jumped to 14% of total wafer sales.
“Business continues to be brisk. Relative to the first quarter, the consumer and communication segments in the second quarter will increase while the computer segment will remain flat,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for second quarter 2010 to be as follows”:
•	Revenue to be between NT$100 billion and NT$102 billion;

•	Gross profit margin to be between 48% and 50%;

•	Operating profit margin to be between 36.5% and 38.5%.
# # #

TSMC’s 2010 first quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	1Q10	1Q09	YoY	4Q09		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	92,187	39,500	133.4	92,094		0.1

Gross profit	44,185	7,480	490.7	44,695		(1.1)

Income from operations	34,128	1,209	2,722.0	33,642		1.4

Income before tax	35,303	749	4,616.5	35,368		(0.2)

Net income	33,663	1,559	2,059.5	32,666		3.1

EPS (NT$)	1.30 **	0.06 ***	2,059.8	1.26	****	3.1

*	2010 first quarter figures have not been approved by Board of Directors

**	Based on 25,916 million weighted average outstanding shares

***	Based on 25,920 million weighted average outstanding shares

****	Based on 25,916 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 27, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer